Rule 12g3-2(b) File No. 82/5168

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A

orange

Siège social
6, place d'Alleray
75505 Paris Cedex 15
France
Téléphone :+33 1 44 44 32 36/39
Facsimile :+33 1 44 44 53 41

11 November, 2002

Orange S.A
Rule 12g3-2(b) File No. 82/5168

Dear Sir or Madam:

The enclosed supplemental information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Orange S.A. (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Please acknowledge receipt of this letter and its enclosures by signing the enclosed copy of this letter and returning it in the enclosed self-addressed stamped envelope.

Very truly yours,

Isabelle Dubois-Denis
Secretariat Executive

dlw 12/11

Enclosures:
- Orange SA Produces Strong Interim Results in 2002
- Orange Announces New CEO for Denmark
- Orange and Microsoft Launch the World's First Windows Powered Smartphone – The SPV
- Thierry Breton appointed Chairman of Orange
- Thierry Breton nommé Président d'Orange

13 September 2002

ORANGE SA PRODUCES STRONG INTERIM RESULTS IN 2002

- Strong growth
- First net profit before exceptional items
- Increasing financial targets

Financial Highlights

- Total revenues up 13.8% to €8.1 billion

  - recurring revenues up 17.5% to €7.4 billion

- EBITDA up 41% to €2.3 billion

  - margin on GSM network revenues up 5 percentage points to 31%

- Operating income up 52.0% to €1.25 billion
- First net profit before exceptional items – €218 million (€500 million loss in H1 2001)
- Write down in the carrying value of Wind from €4.3 billion to €3.2 billion
- Funds generated from operations up 58.2% to €1.8 billion
- Tangible capital expenditure maintained at €1.4 billion (€1.4 billion in H1 2001)
- Cash outflow reduced to €193 million (€964 million in H1 2001)
- Net debt at 30 June 2002 of €6.1 billion
- Net debt to annualised EBITDA: 1.33 times (FY 2001: 1.89 times)

Increased Financial Targets

- Full year 2002 EBITDA target increased to €4.7 billion, an increase of more than 40% on full year 2001 (previous target of €4.3 billion)
- Peak funding now estimated to be no more than €8 billion in 2003 (previous target of less than €10 billion by 2003-04)

Commenting, Jean- François Pontal, Group Chief Executive Officer, said:

"The Orange strategy is working. These results are a long way ahead of expectations at the time of our flotation. We've passed another financial milestone with our first net profit before exceptional items, and we're now able to lift our financial targets for the second time this year. We are confident we can maintain our momentum not just this year, but also for the years ahead.

"We believe that Orange is very well positioned to benefit from the exceptional potential we see in mobile, both from the enormous growth of voice services, which are far from mature, and from the exciting potential of non-voice services which we are now beginning to see evolve."

Commenting upon the decisions on MobilCom and Wind, Jean-François Pontal said:

"Shareholder value is key to Orange's investment decisions. In March, we wrote down the carrying value of our holding in MobilCom to zero. Since then, we have acquired an improved understanding of MobilCom's business position. Even when these are considered alongside prospects for market consolidation, we see no business case for investing further in MobilCom and therefore will not do so."

"In light of recent developments, we have reconsidered our intention to dispose of our shareholding in Wind and decided to retain it as a long-term investment. Further to that decision, we have conducted an interim review of its carrying value and as a consequence have decided to reduce its value in our books by €1.1bn to €3.2bn. We will conduct a further review later in the year once Wind's management has updated its business plan."

Simon Duffy, Chief Financial Officer, said:

"Orange's focus on the fundamentals has again produced strong financial results.

"Building on this robust performance, we have strengthened all our key financial ratios and are moving rapidly towards positive cash generation. Our balance sheet is clearly one of the healthiest in the sector, and our momentum means we can both lift our targets for this year and reduce our peak funding estimate."

Graham Howe, Deputy Chief Executive Officer and Chief Operating Officer, said:

"Orange is progressively realising the synergies of our enlarged group and benefiting from our vision of the Wirefree™ future.

"Operationally, we are seeing the impact in our customer growth, expanded footprint, the positive trends in average customer revenues and churn and the strengthened position of each of our re-branded operations, as well as the success of our launch in Thailand.

"Each stage of our customer journey to the Wirefree™ future is proving to be richer and more rewarding than even we had believed. We remain convinced of the huge growth yet to come in voice services as well as the potential for non-voice services, placing us well on track to meet our 25% target in 2005.

"We are maintaining our network roll-out plans, and over half our network investment is integrating 2.5G and 3G capabilities. We are fully on track for our planned 3G launches. It is also increasingly clear that we are able to leverage our 2G networks to provide our customers with a "3G experience", and this is what we are doing.

"Our OrangeWorld strategy is providing us with a clear and phased framework to replicate through Orange all the ways people and organisations have always communicated – by voice, text and picture; and soon by email and instant messaging. It is also enabling us to create new patterns of social and community communication and to introduce these as the availability of new and interoperable Wirefree™ devices, networks and content become mainstream.

"All of this gives us high confidence that....

"The future's bright, the future's Orange."

For further information, please contact:

Orange SA Tel: 00 44 (0) 20 7984 1691
David Smyth, Group Director of Strategic and Investor Services
Patricia Lefranc, Senior Investor Relations Manager

Orange Media Centre Tel: 00 44 (0) 207984 2000
Denise Lewis, Group Director of Corporate Affairs

France Telecom Tel: 00 33 1 44 44 88 71
Bruno Janet, Senior Vice President Group Corporate Information
Nilou Ducastel, Group Press Director France Telecom

Citigate Dewe Rogerson Tel: 00 44 (0) 20 7638 9571
Anthony Carlisle Tel: 00 44 (0) 7973 611 888

London and Paris, 13 September 2002: Orange today announced half year operational and financial performance ahead of expectations and the targets previously set by the group.

Financial Highlights (six months ended 30 June 2002)

Orange's total revenues grew 13.8% on H1 2001[(1)] to €8.1 billion, and EBITDA[(2)(3)] grew 41.0% to reach €2.3 billion. This reflects strong margin growth in Orange's core markets and the positive contribution from the Rest of the World operations. Driven by this, operating income grew 52.0% to €1.25 billion.

After interest expense of €197 million and our share of net losses in affiliates of €207 million, profit before tax, goodwill amortisation and minority interests totalled €825 million, a three-fold increase over the same period last year.

At €207 million, our share of net losses in affiliates was lower than last year. Having written down the book value of MobilCom to zero last year, we have discontinued including any of MobilCom's losses in our group accounts with effect from 1 January 2002. The losses of €207 million relate to Wind in Italy and TA Orange in Thailand.

Tax fell slightly to €382 million with the tax planning measures put in place and the formation of a tax group in France from 1 January 2002.

As anticipated, goodwill amortisation decreased to €157 million, following the accelerated write down of MobilCom in 2001.

After a minority interest charge of €68 million, the result was Orange's first ever net profit before exceptional items, a profit of €218 million compared with a loss of €500 million in the first half of last year.

The exceptional impairment charge of €1.1 billion related to the adjustment of the carrying value of Orange's shareholding in Wind to €3.2 billion. This reduced the bottom line to a net loss after exceptional items of €862 million.

Group Cash Flow

Funds generated from operations increased by 58.2% to €1.8 billion while cash spent on capital expenditure increased to €1.8 billion, higher than last year due to cash flow timings.

Financial investments of €288 million primarily related to the transfer of a shareholder loan in Wind.

The net result was a significant reduction in net cash outflow to €193 million (€964 million for H1 2001).

After taking into account non-cash movements in net debt of €262 million, mostly resulting from changes in foreign exchange translation rates, our net debt (excluding a further drawdown of vendor financing of €279 million) decreased by €69 million in H1 2002. This compares with an increase of €1 billion during the same period last year.

Given the favourable movements in expected cash requirements, Orange now targets peak funding of its current Group to be no more than €8 billion in 2003. This represents a substantial improvement on the figure quoted at the time of the Orange IPO.

Balance Sheet
At 30 June 2002, shareholders' equity was €17.4 billion and net debt(4) was €6.1 billion. In addition, €513 million had been drawndown under vendor financing arrangements at the end of June 2002 (€234 million at the end of December 2001).

Net debt to annualised EBITDA ratio(5) was 1.33 times, down substantially from 1.89 times at the end of 2001, helping Orange retain one of the strongest balance sheets in the telecom sector.

Capital Expenditure
Tangible capital expenditure was €1.4 billion in H1 2002, almost the same as in the first half of 2001.

Capex is expected to increase next year and in 2004 as 3G investment builds up, towards a total of between €10 and €11 billion over the 2002 - 2004 period. By 2005, capex should begin to level off and then probably reduce.

With revenues growing rapidly, the capex to total revenues ratio of 17.7% in H1 2002 should fall towards 11% by 2006. Beyond that, it should fall below 10%.

Key Business Drivers
The group customer base grew to a total of 41.4 million, reflecting 2.1 million net new customers added in the first six months of the year. The growth trends in each operation reflected their respective market maturity.

In Orange's core markets, there has been a greatly increased proportion of contract customer growth. In France, 66.3% of net growth in the first half of the year was on contract tariffs (32.0% in H1 2001), while over 50% of Orange UK growth was on contract tariffs (15.3% in H1 2001).

Growth in total revenues is in line with customer growth, up by 13.8% on H1 2001 to €8.1 billion. We expect growth in revenues to continue, driven by customer growth, increased voice revenues and non-voice usage.

Recurring GSM network revenues in H1 2002 increased faster, by 17.5% to €7.4 billion and accounted for 91.5% of total revenues, compared with 88.5% last year.

Group EBITDA grew by 41.0% to €2.3 billion with strong performances across the Group. Group EBITDA margin also increased significantly to 31.3%, substantially ahead of the 26.1% in H1 2001. The Group has revised upwards its EBITDA target for full year 2002, and now expects a total of €4.7 billion (previous target of €4.3 billion). This would represent an increase of more than 40% on full year 2001.

Group operating income was €1.2 billion in the first half of the year, a 52.0% increase over the first six months of last year and an operating margin of 16.9% (13.1% in H1 2001).

After interest, tax, goodwill amortisation and minority interests, Orange achieved its first ever net profit (before exceptional items), a profit of €218 million compared with a loss of €500 million in H1 2001.

Orange took an exceptional impairment charge of €1.1 billion on the carrying value of Wind, where the carrying cost in the balance sheet was written down from €4.3 billion to €3.2 billion.

Orange France[6]

During the first six months of the year, Orange France reinforced its position as the largest and fastest growing operator in the French market. The company continued to benefit from last year's rebranding and delivered strong revenue growth with EBITDA building in line with our accelerated targets.

Total revenues grew by 14.4% to €3.6 billion and recurring GSM network revenues increased by 14.7% to €3.4 billion.

EBITDA increased by 17.4% to €1.3 billion. This represented a margin of 38.9%, up from 38.0% for the same period last year, and keeping Orange France on track to achieve its EBITDA margin target of 40% by 2003/2004.

Orange France added 802,000 net new customers in H1 2002, substantially increasing its share of market growth. In the year prior to rebranding, the company took 48.1% of French market growth. In the year since becoming Orange, the share of market growth has increased to 57.6%.

Orange France has 18.6 million registered customers, 49.3% of the total French market and 16.9% higher than at the end of June 2001. Of these, 10 million are contract customers. For H1 2002, 66.3% of net growth was on contract tariffs, compared with 32.0% in H1 2001.

Overall churn[10] was 21.4%, with prepay customers showing an increase as inactivity levels grew. In the contract segment, the introduction of the Orange brand and its associated values contributed to a significant decline in churn,

falling over 5 percentage points to 16.5%. As in the UK, Orange benefits from the lowest churn in the market, and this should be helped further by the changes we are making.

In common with our experience elsewhere, annual rolling contract usage[9] increased by 3.8% to an average of 218 minutes per month, contributing to a compound annual growth of 7.0% since H1 1999. On prepay, usage decreased to 49 minutes per month, but the declining trend appears to be nearing the inflection point. Overall, average usage was basically flat at 139 minutes and marginally higher than the number reported for all of 2001.

Orange France's contract annual rolling ARPU[8] was down 2.2% over the first half of last year at €573. The decline reflected the 15% decrease in fixed-to-mobile interconnection charges and the dilutive effect from the growth in the hybrid "Compte Mobile Orange" tariff customer base.

Annual rolling ARPU on the France prepay base was €166 (€175 for H1 2001).

Orange France's overall annual rolling ARPU was €382 for the first half of 2002, a 5.4% decline on H1 2001.

Overall average subscriber acquisition costs[11] were €142 per gross connection and total subscriber acquisition costs fell to €371 million, 10.2% of total revenues, with a modest increase in retention costs.

Orange UK

In the first half, Orange UK maintained its lead as the largest operator in terms of active customers and continued to deliver real upward trends in contract average revenue and usage.

All this contributed to strong revenue growth with EBITDA well on track to reach the accelerated margin target we set in March this year.

In the UK, total revenues grew by 11.8% to €2.9 billion and recurring GSM network revenues grew faster, by 21.4% to €2.6 billion.

EBITDA increased by 56.3% to €855 million for the first six months of the year, driven by the increasing revenues and the declining influence of subscriber acquisition costs. This represented a margin of 33.0% on GSM network revenues, substantially higher than the 25.7% for the same period last year. As in France, Orange UK is well on track for the accelerated EBITDA margin target set in March this year of 35% by 2003/2004.

Orange UK added 415,000 net new customers in the first half of 2002, taking its active customer base to 12.8 million.

This has been achieved despite using the most stringent definition of active customers in the UK market. If Orange adopted the less conservative definition

used by other UK operators, its UK customer numbers would be approximately 1 million higher than those reported.

The proportion of contract customers in the base increased from 28.6% at 30 June 2001 to 31.0% at 30 June 2002, with over 50% of H1 2002 growth being on contract tariffs (15% in H1 2001).

As with Orange France, Orange UK continues to have the greatest customer loyalty in the UK. Annual rolling network churn(10) from the contract base fell to 14.9%, though some migration to prepay continues, albeit at a lower rate. The level of migrations is expected to continue to reduce.

The increasing maturity of Orange UK prepay customers together with other causes of inactivity, led prepay churn to rise to 21.6%.

Overall, Orange UK churn was 19.6%, an increase over H1 2001 due to the prepay influence.

Annual rolling contract usage(9) has continued to increase, up to 330 minutes. Since the first half of 1999, compound annual growth in contract usage has been 19.0%.

Prepay usage declined as the impact of earlier rapid customer growth fed through.

The usage trends are reflected in average revenue performance. Annual rolling contract ARPU(8) grew by 3.0% over the same period last year to £555. The compound annual growth rate in contract ARPU has been 4.6% since H1 1999.

Annual rolling prepay ARPU was flat compared to H1 2001, and at £122, was slightly ahead of full year 2001.

Overall blended ARPU, at £252, was only marginally lower than in H1 2001 and has now shown two consecutive quarters of increase. The annualised Q2 overall ARPU (£260) is higher again.

The average cost of acquiring contract customers increased to £217 as the focus of competition moved to the contract market. Prepay subscriber acquisition costs decreased to £20 following last year's increase in prepay handset selling prices, and are expected to remain largely stable.

Subscriber acquisition costs continued to fall as a proportion of total revenues from 16.4% in H1 2001 to 9.0% in H1 2002, offset to some degree by retention costs increasing from 5.2% to 7.6% of total revenues.

Rest of the World Operations
Orange's operations in the Rest of the World[7] continued to grow strongly.

Orange's customer base in controlled subsidiaries outside France and the UK was 10.0 million at the end of June 2002, an increase of 28.9% on the first half of last year.

Total revenues in the Rest of the World totalled €1.6 billion, up 18.5% on H1 2001, with solid growth across the board, but especially in Belgium and Switzerland, the two largest businesses, where total revenues increased to €478 million and €323 million respectively.

Orange's Rest of the World operations collectively achieved positive EBITDA of €334 million, almost a five fold increase over the first half of last year.

There was a particularly strong improvement in the Netherlands, which reduced a €107 million negative EBITDA in H1 2001 to a €14 million negative EBITDA in H1 2002. In Belgium, EBITDA more than doubled to €143 million. Excluding a one-off credit in H1 2001, Switzerland's EBITDA improved strongly to reach €22 million in the first half of the year.

Collectively, the three "established" countries - Slovakia, Romania and Belgium – achieved an EBITDA margin of 38.8% in H1 2002, and while there is still some second half seasonality, these businesses are likely to achieve their 35% margin target early. Orange's three "developing" businesses – the Netherlands, Denmark and Switzerland – collectively produced positive EBITDA for the first time.

Overall tangible capex in our Rest of the World operations was €531 million, up 11.1% on the same period last year, as we support the brand rollout by building towards the highest quality networks in each country.

Non-Voice Trends
Adoption and usage of non-voice services continued to show steady growth and Orange is confident in its target of 25% of operating revenues (equivalent to around €10 per customer per month) from non-voice services by 2005.

In the UK, non-voice services accounted for 13.9% of network revenues in the first six months of this year (9.6% in H1 2001). Belgium accelerated quickly, achieving 12.2% in the first half of 2002, while Switzerland, Denmark and the Netherlands also achieved in excess of 10%.

The core non-voice service remains SMS, although SMS services have evolved from purely person to person to also include a wide range of information based services.

SMS usage continued to grow in France, where Orange's customers sent 1.2 billion messages in the first half this year, a 74.3% increase on H1 2001. In the UK, Orange's customers sent 2.4 billion messages, up 38% on H1 2001.

In the UK, around 45% of prepay and approximately 67% of contract customers are regular SMS users. In France, the numbers are around 25% and 40%, growing consistently. In the UK, active prepay SMS users send on average 60 messages per month and 61 from the contract users. The equivalent French numbers are 38 and 33 respectively.

Group Financial Highlights
(for the six months ended 30 June 2002)

• Controlled customer base (at 30 June 2002)	41.4 million	+16.6% on H1 2001[1]
• Total revenues	€8.1 billion	+13.8%
• EBITDA	€2.3 billion	+41.0%
• Operating income	€1.2 billion	+52.0%
• Profit before tax, goodwill amortisation and minority interests	€825 million	+200%
• Balance sheet strength (at 30 June 2002)	Net debt to annualised EBITDA[5]:1.33x	

Orange France

• Customer base	18.6 million	+16.9%
• Total revenues	€3.6 billion	+14.4%
• EBITDA	€1.3 billion	+17.4%
• Operating income	€1.0 billion	+15.5%

- Orange strengthened its leadership in France

Orange UK

• Customer base	12.8 million	+7.9%
• Total revenues	€2.9 billion	+11.8%
• EBITDA	€0.9 billion	+56.3%
• Operating income	€0.5 billion	+76.7%

- Orange confirmed its leadership in the UK

Rest of the World

• Customer base	10.0 million	+29.0%
• Total revenues	€1.6 billion	+18.5%
• EBITDA	€334 million	+377.1%
• Operating loss	€(22)million; (H1 01(1) loss of €(206)m)	

	Six months ended 30 June (millions of €)	
	2002	2001[1]
	(unaudited)	
Profit and loss account data[1]		
Total revenues		
France	3,636	3,177
UK	2,870	2,567
Rest of the World	1,626	1,372
Inter-segment eliminations	(73)	(34)
Total	8,059	7,082
Cost of sales	(2,814)	(2,773)
Selling, general and administrative costs	(2,929)	(2,662)
Research and development costs	(12)	(13)
EBITDA[2][3]		
France	1,311	1,117
UK	855	547
Rest of the World	334	70
Shared group functions[16]	(196)	(100)
Total	2,304	1,634
Depreciation and amortisation (excluding Goodwill amortisation)	(1,059)	(815)
Operating income / (loss)		
France	990	857
UK	477	270
Rest of the World	(22)	(206)
Shared group functions	(200)	(102)
Total	1,245	819
Interest expenses, net	(197)	(219)
Other non operating items	(16)	(9)
Equity in net loss of affiliates	(207)	(316)
Profit before income taxes, goodwill amortisation and minority interests	**825**	**275**
Income taxes	(382)	(411)
Goodwill amortisation	(157)	(322)
Minority interests	(68)	(42)
Net profit / (loss) before impairment charge	**218**	**(500)**
Exceptional impairment charge	(1,080)	-
Net loss	**(862)**	**(500)**
Net loss per share	(0.18)	(0.10)
Diluted net loss per share	(0.18)	(0.10)

	Six months ended 30 June (millions of €)	
	2002	**2001**[1]
	(unaudited)	
Selected cash flow data[1]		
Funds generated from operations	**1,759**	**1,112**
Purchase of property, plant, equipment and intangible assets (excluding UMTS licences)	(1,804)	(1,433)
Vendor financing	279	-
Purchase of UMTS licences	-	(186)
Changes in working capital	(140)	(445)
Free cash flow	**94**	**(952)**
Financial investments	(288)	(546)
Proceeds from the sale of investments	1	534
Cash movement in net debt[4]	**(193)**	**(964)**
Non-cash movement in net debt[4]	262	(42)
Total movement in net debt[4]	**69**	**(1,006)**

Selected balance sheet data (at period end)[1]

	(millions of €) (unaudited)	
	30 June 2002	**31 December 2001**
Long-term assets	26,261	28,198
Shareholders' equity	17,415	18,830
Total financing[17]	6,658	6,448
Net debt to EBITDA ratio	1.33[5]	1.89

	Six months ended 30 June 2002	2001[1][14]
	(unaudited)	
Operating data		
France		
Customers (in thousands) (period end)	18,625	15,926
Contract	9,977	8,391
Prepay	8,648	7,535
GSM network revenues (€ in millions)[13]	3,371	2,940
Equipment and other revenues (€ in millions)	265	237
Total revenues (€ in millions)	3,636	3,177
Annual average revenue per user (€)[8]	382	404
Contract	573	586
Prepay	166	175
Monthly average usage per user (minutes)[9]	139	140
Contract	218	210
Prepay	49	54
Churn[10]	21.4%	20.6%
Contract	16.5%	21.6%
Prepay	27.0%	19.4%
Subscriber acquisition costs per connection (€)[11]	142	140
Contract	206	204
Prepay	83	91
UK		
Customers (in thousands) (period end)	12,802	11,861
Contract	3,972	3,388
Prepay	8,830	8,473
GSM network revenues (€ in millions)[13]	2,587	2,131
Equipment and other revenues (€ in millions)	283	436
Total revenues (€ in millions)	2,870	2,567
Annual average revenue per user (£)[8]	252	255
Contract	555	539
Prepay	122	122
Monthly average usage per user (minutes)[9]	138	146
Contract	330	328
Prepay	56	61
Churn[10]	19.6%	11.8%
Contract underlying (including migrations)	14.9% (23.7%)	15.5% (27.5%)
Prepay	21.6%	10.0%
Subscriber acquisition costs per connection(£)[11]	107	89
Contract	217	207
Prepay	20	50

Rest of the World Data

The number of customers, total revenues and EBITDA for our principal subsidiaries included in the Rest of the World segment for the six months ended 30 June 2002 and 2001 are set out in the table below:

	Six months ended 30 June	
	2002	2001[1]
	(unaudited)	
The Netherlands — Dutchtone		
Customers (in thousands) (period end)	1,146	1,150
Total revenues (€ in millions)	191	174
EBITDA (€ in millions)	(14)	(107)
Slovakia — Orange		
Customers (in thousands) (period end)	1,536	907
Total revenues (€ in millions)	147	106
EBITDA (€ in millions)	57	38
Denmark — Orange		
Customers (in thousands) (period end)	585	567
Total revenues (€ in millions)	109	90
EBITDA (€ in millions)	2	(37)
Romania — Orange		
Customers (in thousands) (period end)	1,857	1,381
Total revenues (€ in millions)	190	182
EBITDA (€ in millions)	90	91
Belgium — Mobistar		
Customers (in thousands) (period end)	2,611	2,150
Total revenues (€ in millions)	478	402
EBITDA (€ in millions)	143	70
Switzerland — Orange		
Customers (in thousands) (period end)	988	859
Total revenues (€ in millions)	323	288
EBITDA (€ in millions)	22	31
Other Rest of the World		
Customers (in thousands) (period end)	1,248	718
Total revenues (€ in millions)	188	130
EBITDA (€ in millions)	34	(16)
Total Rest of the World[7]		
Customers (in thousands) (period end)[12]	9,971	7,732
Total revenues (€ in millions)	1,626	1,372
EBITDA (€ in millions)	334	70
Egypt — MobiNil (given for info only)[15]		
Customers (in thousands) (period end)	*2,108*	*1,702*
Total revenues (EG£ in millions)	*1,179*	*1,188*
EBITDA (EG£ in millions)	*594*	*560*

Notes

(1) **Basis of preparation**:

The Group's consolidated financial statements, consolidated income statement and cash flow have been prepared in accordance with French generally accepted accounting principles as they are applied by the Group.

(2) Earnings before interest, taxes, depreciation and amortisation ("EBITDA") is presented because it is a measure commonly used in the telecommunications industry and is presented solely to enhance the understanding of our operating results.

(3) Group EBITDA is after shared group functions costs of €196m in H1 2002 (H1 2001 costs of €100m).

(4) Net debt at 30 June 2002 excludes vendor financing of €513m.

(5) Net debt to annualised EBITDA = Net debt at 30 June 2002 / (H1 2002 EBITDA x 2).

(6) Orange France includes Metropolitan France, Orange Caraïbe and Orange Réunion.

(7) Rest of the World includes Orange's controlled subsidiaries outside of France and the UK (excludes OrangeWorld, which is included in shared group functions). See note [16] below.

(8) Annual average revenue per user ("ARPU") is calculated by dividing GSM network revenues (including outgoing traffic, incoming traffic, visitor roaming, access fees and value added services) for the previous 12 months by the weighted average number of our customers during the same period. The weighted average number of our customers during a period is the average of the monthly average customer bases for the period. The monthly average customer base is calculated as the sum of the opening and closing customer bases for the month divided by two. ARPU is quoted on a revenue per customer per year basis. Orange France (mainland) does not currently receive revenues from other French mobile network operators for calls from their networks that terminate on Orange France (mainland) network as in some other markets, in particular, the United Kingdom. As a consequence, French and UK ARPUs are not directly comparable.

(9) Monthly average usage per user ("AUPU") is defined as total usage (including outgoing traffic, incoming traffic and roaming) for the previous 12 months divided by the weighted average number of our customers during the same period. It is quoted in minutes on a usage per customer per month basis.

(10) Churn, the measure of customers leaving our networks, is calculated by dividing the total number of customers who disconnect or are treated as having disconnected from our network, voluntarily or involuntarily, (excluding fraudulent connections and money back returns) for the previous 12 months by the weighted average number of our customers during the same period. The way we compute churn differs between Orange UK and Orange France in the following ways:

a. For Orange UK, customers migrating between contract and prepay product categories are included in individual product churn but do not impact total churn as they remain Orange UK customers. Customer disconnections which occur during the money-back guaranteed 14-day trial period are not included in churn and we exclude from churn those connections which, in our view, do not result in active customers, including as a result of prepay handset upgrades or the removal of handsets from the UK market. Prepay customers are treated as having churned if they have not made any outgoing calls and have received less than four incoming calls in the last three months.

b. For Orange France churn includes those customers leaving the Orange network and migrations between contract and prepay. Prepay customers are treated as having churned after eight months if they do not "recharge" their account during this period.

Going forward, the Group definition, currently applied in Orange UK, will be progressively applied throughout our businesses.

(11) Subscriber acquisition costs are included partly in "Cost of sales" and the balance in "Selling, general and administrative expenses" and are expensed as incurred. We analyse subscriber acquisition costs separately by subtracting the revenue we receive from handset sales from our total cost of handsets included in cost of sales. We then add that amount to the commissions that we pay to distributor channels and that are included in selling, general and administrative expenses. To calculate annual average subscriber acquisition costs, we then divide this total for a 12 month period by the total number of connections (including in the United Kingdom connections of prepay upgraded handsets and those removed from the United Kingdom) less disconnections under a money back trial period and attempted fraudulent connections in the United Kingdom for the 12 month period. Subscriber acquisition costs are quoted on a per connection basis.

(12) Includes all of the customers of our controlled wirefree operations. We do not include the subscribers of companies in which we have a minority interest, such as Wind or MobilCom, nor customers from our service provider subsidiaries such as our former UK service provider.

(13) GSM network revenues include access charges and usage fees.

(14) Orange France's contract and prepay 2001 operating data has been restated for the reclassification of Compte Mobile Orange customers from contract to prepay. In addition, contract and overall SACs and churn have been restated to exclude transfers between contract tariffs, where the customer keeps the same handset.

(15) With effect from 1 July 2002, Orange will proportionally consolidate 71.25% of MobiNil's revenue and EBITDA, and 36.4% of net income.

(16) Shared group functions includes group overheads, other common expenses as well as OrangeWorld. Previously, OrangeWorld was included in Rest of the World. H1 2001 segmental EBITDA and operating loss has been restated accordingly.

(17) Total financing includes net debt and vendor financing.

This document contains forward-looking statements. Although Orange believes its expectations are based on reasonable assumptions, these forward-looking statements are subject to numerous risks and uncertainties. Important factors that could cause actual results to differ materially from the results anticipated in the forward-looking statements include, among other things: the effects of competition; wirefree telecommunications usage levels; the availability, terms and deployment of capital for Orange; general economic and market conditions, particularly with respect to the telecommunications sector; and the effect and outcome of UMTS licensing, roll out and performance. The forward-looking statements contained in this document speak only as of the date of this document and Orange does not undertake to update any forward-looking statement to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

02 NOV 14 AM 9:16

orange

ORANGE ANNOUNCES NEW CEO FOR DENMARK

Monique Moullé-Zetterström CEO to Take on Orange Group Role

London, 11 October 2002: Orange SA today announces the appointment of Richard Moat as Chief Executive Officer of Orange Denmark, effective immediately.

Richard has been with Orange since 1992, holding positions in Finance, Business Development and Operations, and more recently as Chief Executive Officer of TA Orange in Thailand where he played a critical role in developing the business from a start-up operation to thriving business. Under Richard's leadership TA Orange became the fastest growing new GSM operator, according to the GSM Association, acquiring over 900,000 customers in the seven months since its commercial launch and growing its staff to 2,000.

Simultaneously, Orange is pleased to announce the new appointment of Monique Moullé-Zetterström, formerly Chief Executive Officer of Denmark. Monique will be applying her extensive skills and experience to her new role as Vice President within the office of the Chief Operating Officer, Graham Howe.

In the last five years Monique has been instrumental in building the Danish start-up operation, formerly named Mobilix, into Denmark's number three operator, an achievement which saw her named Denmark Business Woman of the Year in 2001. Under Monique's leadership, Orange Denmark has continually set new standards for innovation, delivering products and services that were first in market, for example, Denmark's first text TV chat service. She led the company through its successful re-branding to Orange Denmark in March 2001 and since then she has overseen its recent re-structure to enable it to effectively compete within the Danish market.

Graham Howe, Deputy Chief Executive Officer and Chief Operating Officer, commented: "Richard brings a wealth of experience and considerable knowledge to his new role as CEO of Denmark. He has a superb understanding of the Orange business philosophy since he has been involved in the development of the business and the brand for many years. Denmark is a market of great strategic importance to

Orange and with Richard's leadership we will be well positioned to grow our customer base and further strengthen our operations.

"Similarly, Monique has been intrinsic to the success of Orange Denmark and we welcome the skills that she brings to the Orange Group. Monique's enthusiasm, passion for the Orange brand and customer centric approach will be of immense value to the Orange Group and I will be looking to leverage her experience across our international operations.

"We wish them both every success in their new roles."

Microsoft®

orange™

ORANGE AND MICROSOFT LAUNCH THE WORLD'S FIRST WINDOWS POWERED SMARTPHONE – THE SPV

Orange First with the Powerful and Affordable SPV

October 22nd 2002. London. Microsoft corp. and Orange SA today announced the launch of the world's first Windows® Powered Smartphone – the SPV – heralding the start of a new mobile revolution. Customers across Europe will now be able to experience the vision of a truly wirefree world accessing what they want, when they want it, wherever they are.

The SPV – which stands for Sound Pictures Video – is a new class of mobile phone that combines high-resolution colour, speed and exciting applications such as full web access, easy-to-use wirefree email and instant messaging – all on a small, stylish mobile handset. It gives customers the freedom to personalise their phone and add their own applications. The SPV is the first in a range of phones that will act as a vehicle through which Orange will deliver its vision of the wirefree future.

Orange customers will have access to a range of Orange and Microsoft applications and services including Photo Messaging, email, calendar, contacts, personal information services, instant messaging, Pocket Internet Explorer and Windows Media® Player. Many of the functions can be synchronised with a Windows-based desktop PC, enabling seamless synchronisation with services such as Microsoft Outlook® email and calendar software (Microsoft Outlook for Windows is included with the SPV). An attachable camera – allowing customers to take and send photos to friends – will also be included with the phone. The SPV even allows customers to back-up their contacts and calendar onto the Orange network so they know their details are safe and can be

restored at any time. Customers can also have new applications and services downloaded or upgraded over the air.

Orange worked with Microsoft and hardware manufacturer High Tech Corporation (HTC) to create the SPV. Orange assisted Microsoft in the testing and fine-tuning of the Smartphone software and worked with HTC to develop the initial hardware builds to deliver an exclusive Orange phone with a unique look and feel, and set of services. Every touch point the customer has with Orange has been considered - not only the navigation experience and services on the phone, but also the highly-trained customer services in all Orange retail, dealer outlets, and customer service centres.

Richard Brennan, Executive Vice-President for OrangeWorld and Brand, said: "With the SPV, we now are able to deliver a suite of advanced services well before the advent of third generation networks, including Photo Messaging, advanced messaging services, video streaming and access to high-quality information and content, even across the web. The SPV is a key component of bringing these services to life and making them easier for our customers to access. The SPV will help drive Orange toward its predicted data revenue target of 25% of total revenues by 2005.

"Working closely with Microsoft, Orange has overseen the project from the start to ensure that the SPV has specific, simple functionality that our business and consumer customers require. We believe that only by making the wirefree customer experience truly intuitive will customers use such services. That's why we have focussed our efforts on a number of areas that are key to driving our data services, and made them easier for the customer to access and use."

Juha Christensen, Vice President of the Mobile Devices Marketing Group for Microsoft said: "Having reached this significant milestone, we are now launching the Smartphone platform, providing customers with the ability to choose their preferred method of communication, from voice, email, text or instant messaging and giving them the

capability to play digital media and exciting mobile games. The Windows Powered SPV will set the bar even higher for what defines a smart device."

"This culmination of efforts by Microsoft and Orange means customers will now have access to an affordable mobile phone with truly content-rich as well as business-focussed services on it. It allows people to make the most of their free time and is truly an outstanding mobile phone for work *or* play."

Today's announcement brings together two of the most powerful brands in the mobile and computing marketplaces, demonstrating a powerful convergence of industries. Both Orange and Microsoft have brought their own significant areas of expertise together to deliver this device, the services and applications. The Windows Powered SPV is the first in a range of devices that will deliver a world of simple and innovative services to Orange customers (see appendix). The SPV is due to be available across the UK in early November with a recommended retail price of £179 (including camera, cradle, charger, SD memory card and subject to a 12-month Orange contract). It will be available in France, Denmark and Switzerland in the coming weeks. Pricing will differ from market-to-market and will be announced upon launch. Other Orange operations including Belgium, The Netherlands, Slovakia, Romania and Thailand are also expected to offer the SPV early in 2003.

- Ends -

About Orange

Orange and wirefree are trademarks of Orange PCS. The Orange group is one of the world's largest mobile communications companies, with over 40 million customers in 21 countries across Europe and beyond. It provides a broad range of personal communications services, including Orange GSM1800 services and other digital cellular telephone services. The Orange brand operates in the UK, France, Switzerland, Romania, Denmark, Slovakia, Thailand, the Ivory Coast, the Dominican Republic and the Cameroon. The Orange group also has controlled operations in Belgium (Mobistar), the Netherlands (Dutchtone), Botswana (Vista Cellular) and Madagascar (SMM) and intends to launch Orange UMTS operations in Luxembourg and Sweden. The Orange group has a joint controlling interest in Egypt (MobiNil) and minority interests in Italy (Wind), Portugal (Optimus), Austria (Connect Austria) and Mumbai/India (BPL Mobile).

As at the end of June 2002, Orange was the largest mobile operator in both the UK with over 12.8 million active customers, and France with over 18.6 million customers. Information about Orange can be found on the Orange website at www.orange.com

About Microsoft
Founded in 1975, Microsoft (Nasdaq "MSFT") is the worldwide leader in software, services and Internet technologies for personal and business computing. The company offers a wide range of products and services designed to empower people through great software – any time, any place and on any device.

For more information (press only):

Orange
Please call the Orange Media Centre on +44 207 984 2000 or +44 7973 201 911. Alternatively, for more information on the Orange SPV, email: media.centre@orange.co.uk

Microsoft
Please call Miller/Shandwick Technologies on +44 020 7067 0500 or email emeamsmobility@miller.shandwick.com

Appendix – Orange SPV

1. **SPV benefits and features**
2. **SPV applications and accessories**
3. **SPV technical specifications**
4. **Key benefits for consumer customers**
5. **Key benefits for business customers**

1. SPV benefits and features

- Intuitive use – Microsoft Windows powered, providing a simpler user interface, including Pocket Outlook with email, calendar and contacts in a familiar Windows environment.
- "Home" key – always takes you back to your personal start-up screen
- "Back" key – takes you back to the last screen you were on
- One inbox for all your messages (text, photo message or email)
- Access numerous functions (such as calendar, contacts and email) while continuing a voice call
- Record a call or make voice notes
- Speakerphone
- Hi-resolution full-colour screen
- Affordable (RRP in UK £179 subject to a 12 month minimum term contract - connection subject to status)
- Full integrated HTML and WAP colour web browsing
- Orange Backup and over-the-air update (enabling customers to back-up their data onto the Orange network)
- Compatible with Orange Wirefree Server (Microsoft Mobile Information Server), allowing corporate users wirefree access to their emails and calendar information
- Small and lightweight yet extremely powerful
- Personalisation possible – web favourites, home screen, ringtones
- Single handed use

2. SPV applications and accessories

- Multimedia - secure access to the internet
- Microsoft Windows Media Player (allowing both video and music playback)
- Synchronisation with Microsoft Outlook, ensuring you're always up to date with your movements and mail
- Orange websites optimised for ease of use on the SPV
- Orange Today – direct access to news, sport and other information directly from the home screen
- Pocket slideshow by CNetX
- Rebound! by Ideaworks3D – full colour "console-style" game
- The ability to download 3rd party applications directly from the Internet
- Accessories: Clip-on camera for photo messaging, USB cradle for desktop use and stereo headphones
- Digital camera (enabling photo messaging)
- Memory (SD) card complete with a range of applications (including clips of two Chemical Brothers videos)

3. SPV technical specifications

- Tri-band (900, 1800 and 1900) for use across Europe and in the US
- 2.2" TFT LCD display giving 176x220 and 64k colours
- GPRS class 8, PBCCH and MMS support
- Expansion slot for SD or MMC card for storage up to 256mb
- Li-ion battery giving 3 hours solid talktime and 100 hours standby
- TI OMAP ARM processor at 120mhz
- 32mb flash ROM and 16mb SDRAM – more than 6mb available to the user
- Trusted third-party security model for downloading applications
- Infrared port (serial interface)
- Earphone jack
- Hardware manufactured by HTC (makers of the Compaq iPAQ)

4. Key benefits for consumer customers:

- Speed dial for voice calls
- Offers the familiarity and ease of Microsoft applications (Pocket Outlook, Pocket Internet Explorer, Windows Media Player) all on a phone
- Personal email
- Instant messaging
- Advanced messaging with clip-on camera for photo messaging
- Browse web
- Single and multi-player games
- Video download and local playback
- Listen to music (Orange services, plus Windows Media Audio/MP3 and Internet radio)

5. Key benefits for business customers:

- Offers the familiarity and ease of Microsoft applications (Pocket Outlook, Pocket Internet Explorer)
- Secure corporate email access (Orange Wirefree Server). Superb compatibility with Microsoft Mobile Information Server
- Secure PIM (Personal Information Management) access – calendar, contacts and task lists
- Device and software management (manage large number of devices and applications via leading over-the-air configuration and software management capabilities)
- Synchronise SPV email, calendar and contacts with a desktop PC
- Range of business applications under development
- Single handed use
- Accessories such as car kit and attachable keyboard available soon

Paris, London, November 5, 2002

Thierry Breton appointed Chairman of Orange

Thierry Breton was today appointed non-executive Chairman of Orange SA by the Board of Directors of Orange.

Jean-François Pontal remains CEO of Orange and Graham Howe remains Deputy Chief Executive Officer and Chief Operating Officer.

Orange SA includes all the mobile businesses of the France Telecom Group. Orange SA is one of the world's leading mobile operators with 43.2 million customers as of September 30, 2002.

For further information, please contact :

France Telecom

Bruno Janet	+ 33 1 44 44 88 71
Senior Vice President Group Corporate Information	
Nilou du Castel	+ 33 1 44 44 93 93
Group Press Director France Telecom	

Orange Media Centre

Denise Lewis	
Group Director of Corporate Affairs	+ 44 (0) 20 7984 2000
Niamh Byrne	
Group Head of Global Media Relations	+ 44 (0) 7977 002 811

Orange SA

David Smyth	
Group Director of Strategic and Investor Services	+ 44 (0) 20 7984 1691
Patricia Lefranc	
Senior Investor Relations Manager	+44 (0) 7855 423 291

Paris et Londres, le 5 novembre 2002

Thierry Breton nommé Président d'Orange

Thierry Breton, Président directeur général de France Télécom, a été nommé Président d'Orange SA (non-executive Chairman) par le Conseil d'Administration d'Orange de ce jour.

Jean-François Pontal demeure Directeur général d'Orange (CEO), et Graham Howe, Directeur général adjoint et Directeur de l'exploitation.

Orange SA rassemble toutes les activités de téléphonie mobile du Groupe France Télécom. Orange SA est un des leaders de télécommunications mobiles dans le monde avec 43,2 millions de clients au 30 septembre 2002.

Contacts presse :

France Télécom

Bruno Janet Directeur de l'Information	+ 33 1 44 44 88 71
Nilou du Castel Chef du Service de Presse	+ 33 1 44 44 93 93
Walter Vejdovsky Directeur des Relations Investisseurs	+ 33 1 44 44 70 09

Orange SA

Denise Lewis Directeur de la Communication	+ 44 (0) 20 7984 2000
Niamh Byrne Chef du Service de Presse	+ 44 (0) 7977 002 811
David Smyth Directeur Services Stratégiques et Relations Investisseurs	+44 (0) 20 7984 1691
Patricia Lefranc Responsable Principale Relations Investisseurs	+44 (0) 7855 423 291